Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number: 1-13083

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the proposed transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

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The following is a presentation made by Anthem at the 2003 Anthem Investor Conference on November 18, 2003.

Larry Glasscock Chairman, President and CEO Strategic Overview Discipline Equals Performance

3 Meeting Objectives • Meet senior management team • Enhance knowledge of Anthem - Strategy - Competitive advantages - Growth drivers • Enhance knowledge of industry and Blues

4 What You Will Hear Today Delivering Product Value to Our Customers Marjorie Dorr Easier to do Business With—Distinctive Service Caz Matthews Easier to do Business With—eBusiness Mark Boxer Migrating Systems & Positioning for the Future Jane Niederberger Defining Competitive Landscape & Future Growth Keith Faller Building Momentum in National Accounts Mike Houk Integrating Acquisitions and Best Practices Tom Snead Expanding Specialty Business Opportunities John Murphy Optimizing Cost of Care Dr. Sam Nussbaum Demonstrating Discipline & Financial Momentum Mike Smith

5 Experienced Management Team Industry Expertise Integrity Execution-Oriented

6 Executing a Simple Strategy Grow Profitable Enrollment Drivers to Success: Customers Are First Regional Model Disciplined Focus Reduce Administrative Costs Optimize the Cost of Healthcare, While Improving the Health of Our Members Provide Distinctive Service Strong Cash Management

7 East Connecticut (1997) New Hampshire (1999) Maine (2000) Anthem: Past, Present and Future Mergers & Acquisitions Integration & Rationalization National Business Formation Specialty Business Formation IPO Trigon Acquisition Best Practices Integration Midwest Indiana (1944) Kentucky (1993) Ohio (1995) West Colorado (1999) Nevada (1999) Southeast Virginia (2002) 2004 and beyond 2002 2001 1999 – 2000 Mid-to-late ‘90’s

8 Strategic Background 2004 – 2006+ Theme Strategic Focus 1991 – 1994 1995 – 2003 Position & Expansion Performance & Growth Market Leadership Industry Distinction Increasing size & scale, while positioning a national presence Optimizing assets & growth Meeting or exceeding competitor performance Existing business model refinements & improvements

9 Transforming the Company From… State-Centric Models • Systems of choice • Integrated Specialty product offerings • Standardization and simplification • “Best for Anthem…” • Multiple systems • Specialty products… a nice add • Work done in silos—multiple processes • “Best for my state” To… Regional Growth Platforms

10 Anthem’s Keys to Execution 1. Local management…close to customers 2. Disciplined focus on details 3. Clear objectives and goals 4. Every associate incented to achieve company-wide and work-group goals

11 1999 2000 2001 2002 2003E 2004E Acquisition-Related Membership in the Applicable Year Medical Membership Growth 6.3 11.1 7.9 7.3 12.5+ 9% Same-Store CAGR, ‘99—‘04F (In Millions) 11.9—12.0

12 ??Enrollment growth in every region ??Expand market share ??Specialty penetration Long Term Earnings Growth of 15%+ Profitable Membership Growth Continuous Administrative Expense Ratio Improvement Stable Benefit Expense Ratio ??Systems consolidation ??Contain costs in non-customer touch point areas ??Disciplined underwriting and pricing ??Medical management initiatives + +

13 Anthem, Inc.—EPS • 2003 will be another great year: EPS growth of 18% to 19% • Beyond 2004: 15%+ growth • Each business segment continues to improve operational and financial performance $3.30 $4.51 $5.30—$5.35 2001 2002 2003E 2004E 23% CAGR $6.05—$6.15

14 Midwest Segment Overview • Anthem’s largest segment with 5.6 million members • Midwest would represent the nation’s 6th largest publicly-traded managed care company on a stand-alone basis • #1 market share in all three states (region share of 30%) • Systems consolidation completed in 2003

15 Midwest Segment Overview $5.1 $6.1 ~$6.6 2001 2002 2003E Operating Revenue (in Billions) Operating Gain (in Millions) $162 $272 $425—$435 2001 2002 2003E

16 East Segment Overview • 2.6 million members • #1 market share in all three states (region share of 50%) • National business growth accelerating • Efficiencies from integrating into one region vs. three states • Systems consolidation to be essentially complete at year-end 2003

17 $129 $223 $295—$305 2001 2002 2003E East Segment Overview $3.7 $4.2 ~$4.5 2001 2002 2003E Operating Revenue (In Billions) Operating Gain (In Millions)

18 West Segment Overview • 931,000 members • Operationally and financially distressed plan prior to Anthem’s acquisition in 1999 • Regained #1 market share in Colorado post-acquisition and holds #2 market share in Nevada (region share of 17%)

19 West Segment Overview $20 $75 $100—$105 2001 2002 2003E $0.8 $0.9 ~$1.0 2001 2002 2003E Operating Revenue (In Billions) Operating Gain (In Millions)

20 Southeast Segment Overview • Region formed with acquisition of Trigon in July 2002 • 2.7 million members • #1 market share in Virginia (43%) • Sustained high performance trends established by pre-merger Trigon • Integration and financial performance better than original plan

21 Southeast Segment Overview* $116 $330—$340 2002 2003E $1.5 ~$3.8 2002 2003E Operating Revenue (In Billions) Operating Gain (In Millions) *Reflects results sine the acquisition of Trigon on July 31, 2002

22 Specialty Segment Overview • Five separate businesses: PBM, Dental, Vision, Life, and Behavioral Health • Company-wide focus on Specialty products since 2000 • Penetrating existing medical membership • Performance primarily driven by our PBM • Building Vision from scratch

23 Specialty Segment Overview $33 $51 $60—$65 2001 2002 2003E $0.4 $0.5 ~$0.7 2001 2002 2003E Operating Revenue (In Billions) Operating Gain (In Millions)

SM To Merge With

25 Consideration Per WLP Share: Transaction Price1: Form of Consideration: Pro Forma Fully-Diluted Ownership: Expected Closing: Required Approvals: 1 Based on Anthem closing price as of October 24, 2003 $23.80 cash and 1 ATH share $101.06 per WLP share 76% stock, 24% cash Mid-2004 • ATH and WLP shareholders • DOIs, CA Dept. of Managed Health Care and other regulators • BCBSA • Hart-Scott-Rodino 47% Anthem, 53% WellPoint Transaction Summary

26 Name: WellPoint, Inc. Headquarters: Indiana Board Representation: 60% Anthem, 40% WellPoint Chairman: Leonard Schaeffer President and CEO: Larry Glasscock Chief Financial Officer: David Colby Co-Heads of Integration: Mike Smith, Alice Rosenblatt Transaction Summary

Geographic Diversification



ME
NH
MA
CT
WI
NV
CO
IL
IN
OH
VA
KY
CA
MO
GA
TX
Anthem
WellPoint
UNICARE and HealthLink >100K members

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28 ??Why now? ??Why not structure as merger of equals vs. paying a premium to WLP shareholders? ??What are the returns for Anthem shareholders? ??Is this a defensive move because you are worried about something? ??What are the benefits of this merger? Frequently Asked Questions

29 • Many expected the merger in the future, why NOT now? • Blue conversions may slow down in short term, likely to continue over time • With effective integration, combined company ready for further consolidation 2000 2001 2002 2003 Demutualization and IPO Trigon Acquisition ATH/WLP Merger announcement BCBSGA acquisition CBZ Acquisition 2001 2002 2003 RIT Acquisition CareFirst acquisition activities BCBSME Acquisition 2000 BCBS Kansas acquisition activities Why Now? ATH WLP

30 • Indiana is an attractive state of domicile • Mergers of equals have challenging track records • Clear leadership and governance is necessary for successful execution • Valuation is reasonable relative to comparable transactions Why Not Structure as a Merger of Equals vs. Paying a Premium to WLP Shareholders?

Why Not Structure As a Merger of Equals vs. Paying a Premium to WLP Shareholders?

Undisturbed Premium[1]

Other Cash and Stock Deals

- Occurred since 1995
- Greater than $5 billion
- North American acquiror and target
- CEO and HQ to acquiror
- Acquiror <65% of pre-deal combined market cap


98.2%
87.4%
34.1%
30.7%
30.1%
27.4%

Acquiror	Tribune Co.	Starwood Hotels & Resorts	Valero Energy	Dominion Resources	First Energy	Walt Disney
Target	Times Mirror Co.	ITT Corp.	Ultramar Diamond	Consolidated Natural Gas	GPU	Capital Cities

1. Represents the premium calculated using transaction price at announcement and target closing price prior to equity market trading or media indication of a potential transaction. *Source: Publicly available data*

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32 • Accretive in 2004 excluding refinancing costs • 4-6% accretion in 2005 15% EPS Growth 15% EPS Growth What Are the Returns for ATH Shareholders? SM SM

33 • The underwriting cycle is becoming a myth – Generally self-inflicted cycles in the past – Track records of underwriting discipline – Industry consolidation since mid-90’s mitigates risk – Fewer, more disciplined Blues “Same Store” Membership Growth (Since 12/31/99) ATH 2,700,000 WLP 1,238,000 Total 3,938,000 Is This a Defensive Move Because You Are Worried About Something? • Organic growth is strong for both companies

34 • Target individual products in ATH markets - “Young invincibles” - Early retirees - Other uninsured • Utilize ATH experience with national accounts - ATH national accounts same store growth 14% in 2002 16% YTD 9/2003 - Multi-state employers focusing more on medical costs in addition to administration expenses - Enhanced e-commerce capabilities rovide higher service levels Growth Opportunities What Are the Benefits of This Merger?

35 • Increase penetration of PBM services – Increased size enhances value proposition – WLP PBM experienced with carve-out and external sales • Cross-sell other specialty product sales to existing members – Dental, Life, Disability, Behavioral Health, Vision • Utilize best practices in medical management and contracting to better manage medical cost trends – Information-based decision making – Health improvement programs – National contracting (labs, DME, etc.) What Are the Benefits of This Merger? Growth Opportunities

36 • Recognize at least $250 million in pre-tax synergies – Information technology $75 million + – Specialty businesses $75 million + – Operations $50 million + – Corporate & Shared Services $50 million + • Positioned to implement over 18—24 months: • $50 million in 2004, $175 million in 2005, and $250 million in 2006 • Synergies represent approximately 4% to 5% of combined administrative expenses – consistent with prior transactions What Are the Benefits of This Merger?

37 Strategic Drivers to Long Term Performance Enhancing the Value of our Company Diversified and well-position businesses Disciplined: plan for tomorrow… execute today Size, scale, and flexibility to compete Customer-centric organizational structure Experienced management team